File No. 70-09995

(As filed January 18, 2002)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM U-1/A
APPLICATION/DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation
One Metrotech Center
Brooklyn, New York 11201

Eastern Enterprises
One Beacon Street
Boston, Massachusetts 02108

(Name of companies filing this statement and addresses of principal executive offices)

KeySpan Corporation

(Name of top registered holding company parent of each applicant)

Steven L. Zelkowitz
Senior Vice President and General Counsel

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

(Name and address of agent for service)

The Commission is also requested to send
copies of any communications in connection with
this matter to:

Laura V. Szabo, Esq.
Dickstein Shapiro Morin & Oshinsky LLP
2101 L Street, NW
Washington, D.C. 20037

AMENDMENT NO. 1 TO
APPLICATION/DECLARATION UNDER
SECTIONS 6, 7, 9 AND 10 OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          This pre-effective Amendment No. 1 amends and restates in its entirety the Form U-1 Application/Declaration previously filed in this proceeding:

Item 1.          Description of Proposed Transaction

A.          Introduction

           1.           Overview

                    Pursuant to Sections 6(a), 7, 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Corporation ("KeySpan"), a registered holding company under PUHCA, and Eastern Enterprises ("Eastern"), a wholly-owned subsidiary of KeySpan and exempt holding company (collectively, the "Applicants"), file this application and declaration seeking authorization for a reorganization of Eastern which will result in a change of its organizational form from a Massachusetts business trust to a Massachusetts limited liability company (the "Transaction"). As described more fully in Item 1.B below, the Transaction involves the formation of a new KeySpan subsidiary as a Massachusetts limited liability company that will be the vehicle used to transform Eastern into a limited liability company. The new subsidiary will be named Eastern Enterprises, LLC ("Eastern LLC") and will be owned ninety-nine percent (99%) by KeySpan and one percent (1%) by KeySpan New England, LLC ("KNE"), a Delaware limited liability company, that will also be a new wholly-owned subsidiary of KeySpan formed as part of the Transaction. Eastern LLC, through a merger with Eastern, will be the surviving entity once the Transaction is consummated. The Transaction effects a change in Eastern's organizational form and will not result in KeySpan directly or indirectly acquiring any new public utility companies or holding companies, utility assets or new businesses.

          2.           The Applicants and Eastern LLC

                   KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (collectively, the "Financing Order"), authorizing a program of external financings, credit support arrangements and related proposals for KeySpan and its subsidiaries.

                  As described in the Merger Order and KeySpan's underlying merger application ("Merger Application"), KeySpan is a diversified public utility registered holding company. As a result of its acquisition of Eastern, KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC, which owns and operates electric generation capacity located on Long Island that is sold at wholesale to the Long Island Power Authority; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. KeySpan, through its subsidiaries (including Eastern), engages in energy related non-utility activities as described in the Merger Order.1

                  As set forth in the Merger Order, Eastern is an exempt registered holding company. Boston Gas, Essex Gas, Colonial Gas and ENGI are Eastern's direct, wholly-

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1    The issue of KeySpan's retention of certain of its non-utility subsidiaries is pending  before the  Commission.  In the Merger  Order,  the  Commission
     reserved  jurisdiction  with  respect  to the  retention  by KeySpan of the
     following   non-utility   subsidiaries   (collectively,   the   "Retainable
     Subsidiaries"):  (i) KeySpan Services, Inc. and its  subsidiaries; (ii) ENI
     Mechanical, Inc. and its subsidiaries; (iii) Eastern Enterprises Foundation
     ("EEF"); (iv) Eastern Urban Services,  Inc. ("EUS"); (v) Eastern Associated
     Securities Corp. ("EASC"); and (vi) PCC Land Company, Inc. ("PCC"). On June
     27, 2001, KeySpan filed with the Commission  post-effective amendments Nos.
     7 and No. 8 in File No.  70-9641  requesting  that the  Commission  release jurisdiction  over the retention of the Retainable  Subsidiaries  and allow
     KeySpan  to retain  these  companies.  A  Commission  determination  on the post-effective amendments is pending.

owned public utility subsidiaries.2 Eastern engages in the energy related non-utility activities described in the Merger Order.3

                    As described below, Eastern LLC and KNE will be formed as new subsidiaries solely to serve as the vehicle for Eastern's conversion into a Massachusetts limited liability company.

B.           The Transaction Structure

                   Eastern proposes to change its organizational form from a Massachusetts business trust to a Massachusetts limited liability company. In order to accomplish the conversion, the Transaction will involve the following steps, which will occur in succession. First, Eastern LLC will be formed as a Massachusetts limited liability company, and KNE will be formed as a Delaware limited liability company. (The form of Eastern LLC's Certificate of Organization and Operating Agreement are attached hereto as Exhibits A-1 and A-2 and the form of KNE's Certificate of Formation and Operating Agreement are attached hereto as Exhibits A-3 and A-4). Second, KeySpan will obtain ninety-nine percent (99%) of the membership interests in Eastern LLC for ninety-nine dollars ($99.00) and one hundred percent (100%) of the membership interests in KNE for one hundred dollars ($100.00). KNE will obtain the remaining one percent (1%) membership interest in Eastern LLC for one dollar ($1.00). Hence, Eastern LLC will be a two-member Massachusetts limited liability company owned 99% by KeySpan and 1% by KNE, and KNE will be a single-member Delaware limited liability company owned 100% by KeySpan. Third, Eastern and Eastern LLC will execute an agreement and plan of merger (the form of which is attached hereto as Exhibit A-5) pursuant to which Eastern will agree to merge with and into Eastern LLC (the "Merger"), with Eastern LLC as the surviving entity. To effect the Merger, Eastern and Eastern LLC will file a Certificate of Merger with the Secretary of the Commonwealth of Massachusetts (the form of which is attached hereto as Exhibit A-6). The Merger will be effective upon acceptance of such filing by the Secretary of the Commonwealth of Massachusetts.

                    Eastern LLC, as the surviving entity and successor-by-merger to Eastern, will be a subsidiary of KeySpan owned 99% by KeySpan and 1% by KNE. Since Eastern LLC will be a Massachusetts limited liability company and the Massachusetts Limited Liability Company Act (the "MLLCA") does not permit single-member limited liability companies, KNE is being formed to satisfy the MLLCA requirement that a Massachusetts limited

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2    As  described  in the  Merger  Order,  Eastern  acquired  EnergyNorth, Inc.
     ("EnergyNorth"),  an exempt  holding  company which owned ENGI, at the same time  that  KeySpan  acquired  Eastern.  As  required  by  the  Commission,
     EnergyNorth was eliminated and ENGI became a direct,  rather than indirect, wholly-owned subsidiary of Eastern.

3    As noted in footnote 1 above,  the  retention  of EEF,  EUS,  EASC and PCC, which are  non-utility  subsidiaries  of  Eastern,  is  pending  Commission approval.

liability company have at least two members. As indicated above, KeySpan will be the sole member of KNE. KNE's only activity will be to hold the 1% limited liability company interest in Eastern LLC. Because KNE will hold less than 10% of the voting securities of Eastern LLC, KNE will not be a holding company as defined in Section 2(a)(7) of the Act.4 Eastern LLC will succeed to Eastern's ownership interests in the gas utilities and the non-utility subsidiaries owned by Eastern. Eastern LLC will also be the successor of Eastern with respect to its commitments and authorizations set forth in the Merger Order and Financing Order and their underlying applications and post-effective amendments.

Item 2.          Fees, Commissions and Expenses

                    The estimated fees, commissions and expenses in connection with the proposed Transaction are approximately $102,000 which are comprised of approximately $100,000 for legal fees and approximately $2,000 for various filing fees and expenses for filing the Eastern LLC and KNE formation documents and the Eastern merger documents.

Item 3.          Applicable Statutory Provisions

                    Applicants consider Sections 6(a), 7, 9(a)(1) and 10 of the Act and Rules 43 and 54 to be applicable to the proposed Transaction. Sections 6 and 7 apply to Eastern LLC's proposed issuance of membership interests to KeySpan and KNE and KNE's proposed issuance of membership interests to KeySpan. Sections 9(a)(1) and 10 and Rules 43 and 545 apply to KeySpan's acquisition of membership interests of Eastern LLC and KNE and KNE's acquisition of membership interests of Eastern LLC and the Merger of Eastern with and into Eastern LLC. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.

A.           Sections 6 and 7

                    The issuance by Eastern LLC and KNE of their respective membership interests satisfies the requirements of Section 6(a) of the Act. Section 6(a) prohibits a registered holding company or subsidiary company from issuing or selling any security of such company except in accordance with a declaration effective under Section 7 and with a

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4    Nor will  Eastern  LLC be  considered  a  subsidiary  of KNE, as defined in
     Section 2(a)(7) of the Act.

5    Rule  43(a)  under  the Act  prohibits  a  registered  holding  company  or subsidiary  thereof from directly or  indirectly  selling to any company in the same holding  company  system or to any  affiliate of a company in such holding  company  system  any  securities  or  utility  assets or any other interest in any business,  except pursuant to an effective  declaration and
     Commission order.

Commission order permitting such declaration to become effective. Section 7(c)(2)(A) of the Act provides that the Commission shall not permit a declaration regarding the issuance or sale of securities unless it finds that such security is being issued or sold solely to effect a merger, consolidation or other reorganization. The issuance by Eastern LLC and KNE of their respective membership interests satisfies these requirements. Section 7(d) provides that if the requirements of Sections 7(c) and 7(g) are satisfied,6 the Commission shall permit a declaration regarding the issuance or sale of a security to become effective unless it makes certain negative findings. Section 7(d) provides that the Commission shall not permit such a declaration to become effective if it finds that (1) the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding system; (2) the security is not reasonably adapted to the earning power of the declarant; (3) financing by the issuance and sale of the particular security is not necessary or appropriate to the economical and efficient operation of the business in which the applicant is lawfully engaged or has an interest; (4) the fees, commissions or other remuneration paid in connection with the issuance and sale of the security are not reasonable; or (5) that the terms and conditions of the issuance or sale of the security are detrimental to the public interest or the interests of investors or consumers.

                    Applicants submit that none of the negative findings set forth in Section 7(d) may be made with respect to the issuance by Eastern LLC and KNE of their respective membership interests. The purpose of the formation of each of Eastern LLC and KNE is part of the larger Transaction, the purpose of which is to change Eastern's organizational form from a Massachusetts business trust to a Massachusetts limited liability company. Eastern is the only direct subsidiary of KeySpan that is a business trust; each of KeySpan's other direct subsidiaries are either corporations or limited liability companies. The change in Eastern's organizational form will be effected not only to conform Eastern's organizational form to that of KeySpan's other subsidiaries but to facilitate compliance with the Merger Order and divest Midland Enterprises Inc. and its subsidiaries.

B.          Sections 9 and 10

                    The Transaction involves (i) KeySpan's acquisition of 99% of the membership interests of Eastern LLC and 100% of the membership interest of KNE, (ii) KNE's acquisition of 1% of the membership interest of Eastern LLC and (iii) the merger of Eastern with and into Eastern LLC, with Eastern LLC being the surviving entity. Section 9(a)(1) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interest in any business. The statutory standards to be considered

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6    Section  7(g)  provides  that if a state  commission  or  state  securities commission has jurisdiction  over any of the acts set forth in Section 6(a)
     informs that Commission  that applicable  state laws to the act in question have not been complied with, the Commission  shall not permit a declaration regarding the act in question to become effective.

by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10 (c) and 10 (f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.

                    Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend towards interlocking relations for the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 of the Act7 or is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

                    None of the negative standards set forth in Sections 10(b) or (c) are implicated by the Transaction. In the Merger Order, the Commission examined KeySpan's acquisition of Eastern under Sections 10(b) and (c) and approved the transaction concluding that these provisions were satisfied. Accordingly, the Transaction satisfies these standards because it will simply be a reorganization effecting a change in Eastern's organizational form and will not involve any direct or indirect acquisition of new public utility securities or assets or businesses not previously held by KeySpan or Eastern as approved in the Merger Order.

                    Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. As described in Item 4 of this Application, no state regulatory approvals are required for the Transaction except for the filing that would need to be made with the Secretary of the Commonwealth of Massachusetts to complete the Merger after the

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7    Section 8 regulates the acquisition of a direct or indirect  interest in an electric utility company or gas utility company serving  substantially  the same territory.

Transaction is approved by the Commission. KeySpan, Eastern, Eastern LLC and KNE have or intend to comply with all applicable state laws related to effectuating the proposed Transaction.

C.          Rule 54

                    The proposed Transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

                    KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At September 30, 2001, KeySpan's "aggregate investment" as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $613 million, or about 130% of KeySpan's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2001. However, with respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order that investments in EWGs and FUCOs in an amount of up to 250% of consolidated retained earnings is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under PUHCA to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

D.          Other Authorizations

                    After completion of the Transaction, Eastern LLC will succeed Eastern as a direct subsidiary of KeySpan and intermediate holding company. In the Merger Order, the Commission confirmed that Eastern would continue to be an exempt holding company under Section 3(a)(1) of the Act. In the Financing Order, Eastern obtained authorizations to engage in certain financings and related transactions. KeySpan requests that the Commission confirm that Eastern LLC, as the successor of Eastern, will continue to be an exempt holding company under the Act after the Transaction is completed and succeed to the authorizations granted Eastern under the Financing Order.

Item 4.          Regulatory Approvals

                    Other than the approval of the Commission and the acceptance of the merger filing described above in Item I.B by the Secretary of the Commonwealth of Massachusetts,

the Applicants do not believe any other federal or state regulatory approvals are required for the Transaction.

Item 5.          Procedure

                    The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than March 1, 2002. KeySpan and Eastern request expedited consideration of this application/declaration because the conversion of Eastern on a prompt basis is critical to the steps Eastern must undertake to divest of Midland Enterprises Inc. and its subsidiaries as required by the Merger Order.

                    It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.          Exhibits and Financial Statements

A.          Exhibits

                     A-1           Form of Certificate of Organization of Eastern LLC

                     A-2           Form of Operating Agreement of Eastern LLC

                     A-3           Form of Certificate of Formation of KNE

                     A-4           Form of Operating Agreement of KNE

                     A-5           Form of Agreement and Plan of Merger by and between Eastern and Eastern LLC

                     A-6           Form of Certificate of Merger to be filed with the Secretary of the Commonwealth of Massachusetts

                      B-1           Opinion of Counsel (To be filed by amendment)

                      B-2           Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

                     C           Form of Notice

B.          Financial Statements

FS-1	KeySpan Consolidated Balance Sheet, Statement of Income and Related Notes for the period ended September 30, 2001 (Incorporated herein by reference to KeySpan’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, File No. 1-14161)

                   KeySpan requests a waiver of the requirement to provide pro forma financial statements because the Transaction simply involves Eastern's conversion from a business trust to a limited liability company which would not require a pro forma adjustment to its books.

Item 7.          Information as to Environmental Effects

                    The Transaction does not involve a “major federal action” nor will it “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

SIGNATURE

                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by its undersigned officer thereunto duly authorized.

                                        KEYSPAN CORPORATION

                                        ____________________________________
                                        Steven Zelkowitz
                                        Executive Vice President and General
                                        Counsel

                                        EASTERN ENTERPRISES

                                        ____________________________________
                                        Richard A. Rapp, Jr.
                                        Secretary